Exhibit 4.36

CAPITAL PRODUCT PARTNERS L.P.
RESTRICTED UNIT AWARD AGREEMENT DATED AUGUST 31, 2010
(THE “AWARD DATE”)

WHEREAS, Capital Product Partners L.P. (the “Partnership”) wishes to grant to ______________________________________________________________________ (the “Recipient”) certain Restricted Units of the Partnership’s common units; and

WHEREAS, the General Partner has determined that it would be to the advantage and in the best interests of the Partnership and its unitholders to grant the Restricted Units provided for herein to the Recipient as an inducement to continue to provide services to the Partnership and as an incentive for increased efforts during such service.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Restricted Unit Award Agreement (the “Agreement”) the parties hereto do hereby agree as follows:

1.      Definitions. All capitalized terms used herein shall have the meaning ascribed to them in the Partnership’s 2008 Omnibus Incentive Compensation Plan (the “Plan”).

2.      Grant of Restricted Units. In consideration of the Recipient’s services to the Partnership and the Recipient’s covenants set out herein, the Partnership hereby grants to the Recipient _______________ ________________________ Restricted Units (the “Recipient’s Restricted Units”) subject to the terms and conditions set forth in the Plan, including but not limited to the terms and conditions in connection with the vesting, expiration, limitations on the transferability of, adjustment to and withholding and payment of any taxes associated with such Recipient’s Restricted Units, and in this Agreement.

3.      Vesting. The Recipient’s rights with respect to the Recipient’s Restricted Units will vest, and the restrictions set forth in the Plan and in this Agreement with respect thereto shall lapse on:

(i)	August 31, 2013, or
(ii)
if not then fully vested, in full upon the death or total and permanent disability of the Recipient (such disability as determined in good faith by the Board based on an examination by a qualified medical doctor appointed by the Board), or

(iii)
if not then fully vested, upon the Recipient’s Retirement (defined as the termination of employment after attainment of age 65 or other mutually agreed retirement date, whichever later) pro rata in an amount equal to the Recipient’s Restricted Units times the Number of days from Award Date to Retirement divided by the Number of days from the Award Date to the Vesting Date,

(each of the above, the “Vesting Date”), provided that following the Vesting Date the Recipient’s Restricted Units shall be subject to the restrictions set forth in the Second Amended and Restated Limited Partner Agreement of the Partnership dated February 22, 2010, as amended (the “Partnership Agreement”), and the restrictions set out in Section 8 of this Agreement. For the avoidance of doubt, in the event the Recipient ceases to be an officer, employee or consultant of, or provide the relevant services to, the Partnership or one of its Affiliates or Subsidiaries for any reason other than the Recipients’ Retirement, permanent disability or death, the Recipient’s Restricted Units shall be forfeited without any payment or vesting, unless otherwise mutually agreed.

4.      Custodian. The custodian appointed by the General Partner in connection with the Recipient Restricted Units is the National Bank of Greece (the “Custodian”).

5.      Consideration to the Partnership.  In consideration of the granting of the Recipient Restricted Units by the Partnership, the Recipient agrees to render faithful and efficient service to the Partnership, or its Subsidiaries, Affiliates or any Subsidiary of any Affiliate as the case may be, with such duties and responsibilities as the Partnership shall from time to time prescribe. Nothing in this Agreement shall confer upon the Recipient any right to continue to render services to the Partnership or to continue in the employ of the Partnership or any Subsidiary or Affiliate or any Subsidiary of any Affiliate, as the case may be, thereof, or shall interfere with or restrict in any way the rights of the Partnership, or any Subsidiary or Affiliate, to discharge the Recipient at any time and for any reason whatsoever.

6.      Distributions. All Recipient’s Restricted Units granted under the terms of this Agreement shall be entitled to dividends or other distributions made during the period between the Award Date and the Vesting Date, payable in full on the Vesting Date. Prior to such Vesting Date, any distributions allocated to the Recipient’s Restricted Units shall be maintained by the Custodian on behalf of the Recipient.

7.      Partnership Business. Nothing in this Agreement shall be construed as limiting or preventing the Partnership from taking any action with respect to the operation and conduct of its business that it deems appropriate or in its best interests, including any or all adjustments, recapitalizations, reorganizations, exchanges or other changes in the capital structure of the Partnership, any merger or consolidation of the Partnership, any issuance of units of or other Awards or subscription rights thereto, any issuance of bonds or debentures, any dissolution or liquidation of the Partnership, any sale or transfer of all or any part of the assets or business of the Partnership, or any other corporate act or proceeding, whether of a similar character or otherwise.

8.      General Restrictions and Registration.  (a) The Recipient Restricted Units shall be subject to all applicable laws, rules and regulations, United States Federal and state securities laws, the availability of exemptions from the registration requirements of such, including all United States Federal and state securities laws, and the obtaining of all approvals by governmental authorities as may be deemed necessary or appropriate by the Board.  In no event will the Partnership be obligated to register the Recipient Restricted Units under Federal or state securities laws, to comply with the requirements of any exemption from registration requirements, or to take any other action that may be required in order to permit, or to remove any prohibition or limitation on, the Restricted Units which may be imposed by any applicable law, rule or regulation.  (b) The Recipient hereby (i) represents and warrants that the Recipient will not distribute any Restricted Units, whether or not vested, in violation of any United States Federal or state securities laws or the Shareholders Agreement, (ii) acknowledges that, unless notified to the contrary by the Partnership, such Recipient Restricted Units will not have been registered under any United States Federal or state securities laws and must be held indefinitely unless subsequently registered under any applicable United States Federal or state securities laws or unless an exemption from such registration is or becomes available and (iii) represents and warrants that the Recipient has received and reviewed the Partnership’s Insider Trading Policy and shall comply with the terms set out therein.  (c) Any sale or transfer of the Recipient Restricted Units following the vesting of such Recipient Restricted Units shall remain subject applicable law and to the approval of the Board, or the Disclosure Committee of the Partnership, and shall be in compliance with the Insider Trading Policy of the Partnership. (d) The Partnership may affix to certificates for Units issued pursuant to this Agreement any legend that the Partnership determines to be necessary or advisable with respect to any applicable securities law or the Partnership Agreement.  The Partnership may advise the Custodian to place a stop order against any legended units.

9.      Taxation. The Partnership hereby makes no representation to you with respect to the potential tax consequences of the granting of such Recipient Restricted Units and bears no responsibility with connection to the tax consequences of receiving such Recipient Restricted Units to you. You acknowledge that it is your sole responsibility to seek independent advice regarding your obligations with respect to such Restricted Units, including reporting, accounting, tax and filing obligations, and with respect to any consequences to you of receiving such Restricted Units.

10.      United States Tax Law (US Residents Only).  You are authorized, if you so choose, to file an election with the United States Internal Revenue Service pursuant to Section 83(b) of the US Internal Revenue Code of 1986, as amended (the “Code”) with respect to all or a portion of the Recipient Restricted Units.  You agree that if you make such Section 83(b) election, you shall provide a copy of such election to the Partnership not later than ten days after filing the election with the United States Internal Revenue Service or other governmental authority in accordance with Section 9(n) of the Plan.  The Partnership has made no recommendation to you with respect to the advisability of making any such election.  You acknowledge that it is your sole responsibility to seek advice regarding Section 83(b) of the Code and to determine the effect of making or failing to make such election.  The delivery of Units pursuant to this Agreement is conditioned on satisfaction of any applicable withholding taxes.

11.      Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally or when telecopied (with confirmation of transmission received by the sender), three business days after being sent by certified mail, postage prepaid, return receipt requested or one business day after being delivered to a nationally recognized overnight courier with next day delivery specified to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Partnership, to:  Capital Product Partners L.P., Iassonos Street, Piraeus, 18537 Greece
Fax:  +30 210 4284 285
Attn:  General Counsel

If to the Participant, to the address on file with the Partnership.

Notices sent by email or other electronic means not specifically authorized by this Agreement shall not be effective for any purpose of this Agreement.

12.      Severability. If any provision of this Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify this Agreement under any law deemed applicable by the General Partner, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the General Partner, materially altering the intent of this Agreement, such provision shall be construed or deemed stricken as to such jurisdiction, Person or Award and the remainder of the Agreement shall remain in full force and effect.

13.      Survival.  For the avoidance of doubt, the parties hereto acknowledge that Section 5 shall survive any termination, amendment, renewal or extension of this Agreement or any forfeiture or vesting of any Restricted Shares granted pursuant to this Agreement.

14.      Successors and Assigns of the Partnership.  The terms and conditions of this Agreement shall be binding upon and shall inure to the benefit of the Partnership and its successors and assigns.

15.      Governing Law.  The validity, construction and effect of this Agreement and any rules and regulations relating to this Agreement shall be determined in accordance with the laws of the State of New York, without giving effect to the conflict of laws provisions thereof.

Receipt of this Agreement and of the Plan confirmed and acknowledged by:

Recipient: ________________________________________

Capital Product Partners L.P.: ______________________

Date:                 ________August 31, 2010__________________